Exhibit 1

18 May 2011

Moody’s completes review of major Australian Banks’ ratings

Following its review of the debt ratings of the four major Australian banks, Moody’s Investors Service has advised that Westpac Banking Corporation, along with the other major Australian banks, has had its long-term, senior unsecured debt rating downgraded to Aa2(1) from Aa1. The outlook for the rating is Stable.

Following Moody’s review, Westpac remains one of a small number of banks worldwide within the ratings agency’s Aa category.

In providing its rationale for the Aa2 rating, Moody’s noted that, “Australia’s major banks have worked to reduce their sensitivity to disruptions in wholesale funding markets by diversifying their investor bases, increasing the weighted-average tenor of their borrowings and by increasing liquid assets.”

Moody’s also noted that, “Near-term growth in wholesale funding is also likely to remain restrained on subdued credit demand, ample deposit growth, and ongoing caution from the banks with regards to the potential for further volatility in wholesale funding markets.”

However, given the Australian financial sector’s long-term, underlying reliance on offshore debt remains in place, Moody’s believes that its assessment of the major Australian banks’ sensitivity to conditions in wholesale funding markets is better reflected at the Aa2 rating level.

Westpac Banking Corporation is rated AA / Stable / A-1+ by Standard and Poor’s and AA / Stable / F1+ by Fitch Ratings.

For Further Information Paul Marriage Westpac Media Relations Ph: 02 8219 8512 Ph: 0401 751 860	Andrew Bowden Westpac Investor Relations Ph: 02 8253 4008 Ph: 0438 284 863

(1)          Consistent with this change, and with the other major Australian banks, Westpac’s Bank Financial Strength Rating (BFSR), assigned by Moody’s, which reflects its stand-alone credit profile, has also been downgraded to B- from B. Westpac’s short-term rating of Prime-1 was not under review.

Westpac Banking Corporation ABN 33 007 457 141